Offer to Purchase for Cash

                     Up to 1,000,000 Shares of Common Stock

                                       of
                           AMERICAN INDEPENDENCE CORP.
                                       at
                               $9.00 Net Per Share

                                       by
                          MADISON INVESTORS CORPORATION
                     an indirect, wholly-owned subsidiary of
                          INDEPENDENCE HOLDING COMPANY

--------------------------------------------------------------------------------
  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                ON APRIL 22, 2003, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

      The offer is conditioned upon the satisfaction of certain terms and conditions described in Section 13 - "Conditions of the Offer."

      The offer is being made pursuant to an agreement among American Independence Corp. (formerly SoftNet Systems, Inc., the "Company"), Independence Holding Company and its subsidiary Madison Investors Corporation. Madison Investors is the owner of approximately 19.9% of the Company's outstanding shares. See Section 11 - "Background and Purpose of the Offer; Certain Agreements; Plans for the Company."

                                    IMPORTANT

      Holders may tender all or any portion of their shares of common stock of the Company. If more than 1,000,000 shares are tendered, we will prorate the shares that we accept for payment. If you wish to tender your shares and--

      o you are an owner of record, you should complete and sign the original or a copy of the accompanying BLUE letter of transmittal and mail or deliver it together with the certificates evidencing the tendered shares, and any other required documents, to Mellon Investor Services LLC, the depositary for the offer;

      o you hold your shares as a participant in The Depository Trust Company, you should tender your shares pursuant to the procedures for book-entry transfer in Section 3 - "Procedures for Tendering Shares"; or

      o you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you should request your nominee to tender your shares on your behalf.

If you wish to tender your shares and the certificates evidencing the shares are not immediately available, or you cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, you may tender your shares by following the procedures for guaranteed delivery in
Section 3 - "Procedures for Tendering Shares."

      Questions and requests for assistance may be directed to Mellon Investor Services LLC, the information agent, at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the BLUE letter of transmittal, the notice of guaranteed delivery and other related tender offer materials may be obtained at no cost from the information agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee.

                                TABLE OF CONTENTS

SUMMARY TERM SHEET..........................................................................................................i

INTRODUCTION...............................................................................................................vi

THE TENDER OFFER............................................................................................................1

Section 1.       Terms of the Offer.........................................................................................1

Section 2.       Acceptance for Payment, Proration and Payment for Shares...................................................2

Section 3.       Procedures for Tendering Shares............................................................................4

Section 4.       Withdrawal Rights..........................................................................................7

Section 5.       Certain United States Federal Income Tax Consequences......................................................7

Section 6.       Price Range of Shares; Dividends...........................................................................8

Section 7.       Certain Information Concerning the Company.................................................................9

Section 8.       Certain Information Concerning the Purchaser and IHC......................................................10

Section 9.       Interest in the Securities of the Company and Other Relationships.........................................11

Section 10.      Source and Amount of Funds................................................................................12

Section 11.      Background and Purpose of the Offer; Certain Agreements; Plans for the Company............................12

Section 12.      Effects of the Offer on the Market for the Shares.........................................................18

Section 13.      Conditions of the Offer...................................................................................18

Section 14.      Certain Legal Matters; Regulatory Approvals...............................................................19

Section 15.      Fees and Expenses.........................................................................................20

Section 16.      Miscellaneous.............................................................................................20

SCHEDULE I       Directors and Officers of Madison Investors Corporation
SCHEDULE II      Directors and Officers of Independence Holding Company
SCHEDULE III     Directors and Officers of Geneve Holdings, Inc.

                               SUMMARY TERM SHEET

            Madison Investors Corporation, an indirect, wholly-owned subsidiary of Independence Holding Company, is offering to buy up to 1,000,000 shares of common stock of American Independence Corp. The tender price is $9.00 per share, in cash. Both the number of shares and the purchase price are stated after giving effect to a one-for-three reverse split of the common stock that became effective on February 13, 2003. Unless otherwise stated, all share numbers and per share prices for the Company's common stock are given in this document after giving effect to the reverse split, and all references to the Company's common stock are to the new common stock resulting from the reverse split.

            Set out below are some of the questions you, as a stockholder of the Company, may have and answers to those questions. The information in this summary term sheet is not complete. This Offer to Purchase and the accompanying BLUE letter of transmittal contain additional important information. We urge you to carefully read all of the materials about our offer that are sent to you before you decide whether to accept our offer.

o     Who is offering to buy my securities?

            Our name is Madison Investors Corporation. We are a Delaware corporation and an indirect, wholly-owned subsidiary of Independence Holding Company ("IHC"), a Delaware corporation and a publicly-traded company listed on the Nasdaq National Market (Nasdaq: INHO). As of the date of this Offer to Purchase, Madison Investors owns 1,666,666 shares, or approximately 19.9% of the Company's outstanding common stock. These securities, collectively, entitle Madison Investors to approximately 19.9% of the voting power of the outstanding securities of the Company. After the consummation of the offer, if all 1,000,000 shares of common stock are tendered and accepted for purchase, Madison Investors would own approximately 31.8% of the voting power of the Company. Edward Netter and Roy T.K. Thung, Chairman and Chief Executive Officer, respectively, of IHC, are two of the seven current members of the Company's board of directors. See the "Introduction" and Section 8 - "Certain Information Concerning the Purchaser and IHC."

o     What are the classes and amounts of securities sought in the offer?

            We are offering to purchase up to 1,000,000 shares of common stock of the Company. See "Introduction."

o     How much are you offering to pay and what is the form of payment?

            We are offering to pay $9.00 per share of common stock, net to you, in cash.

o     Why are you making the offer?

            We are making the offer pursuant to a stock agreement dated as of July 30, 2002 among the Company (formerly SoftNet Systems, Inc.), IHC and Madison Investors, whereby IHC agreed to, or cause one of its affiliates to, commence a tender offer for at least 1,000,000 shares of common stock of the Company, no later than February 18, 2003. See Section 11 - "Background and Purpose of the Offer; Certain Agreements; Plans for the Company" and Section 7 - "Certain Information Concerning the Company."

o     What happens if more than 1,000,000 shares of common stock are tendered?

            We are offering to purchase up to 1,000,000 shares of common stock. If more than 1,000,000 shares of common stock are properly tendered and not withdrawn at the expiration of the offer, we will purchase shares from all tendering stockholders on a pro rata basis. This means that we will purchase from each tendering stockholder a number of shares of common stock equal to the number of shares of common stock properly tendered and not withdrawn by such stockholder multiplied by a proration factor. The proration factor is equal to the number of shares of common stock we are offering to purchase divided by the total number of shares of common stock properly tendered by all stockholders and not withdrawn. See Section 2 - "Acceptance for Payment, Proration and Payment for Shares."

o     Will I have to pay any fees or commissions?

            If you are the record owner of your shares of common stock and you tender your shares of common stock to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares of common stock through a broker or other nominee, and your broker or nominee tenders your shares of common stock on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See "Introduction."

o     Do you have the financial resources to make payment?

            Yes. We presently intend to finance the offer through contributions of capital in cash by IHC. IHC has sufficient resources to satisfy the obligations of Madison Investors under the offer, and IHC has fully and unconditionally guaranteed the offer.

o Is your financial condition relevant to my decision whether to tender in the offer?

            We do not think our financial condition is relevant to your decision whether to tender shares of common stock and accept the offer because the offer is solely for cash and the offer is not subject to any financing condition.

o     How long do I have to decide whether to tender in the offer?

            The offer will expire at 5:00 p.m., New York City time, on April 22, 2003, unless we extend the offer. Please note that if you cannot deliver everything that is required in order to accept the offer by that time, you may be able to use a guaranteed delivery procedure. The guaranteed delivery procedure is described later in this Offer to Purchase. See Section 1 - "Terms of the Offer" and Section 3 - "Procedures for Tendering Shares."

o     Can the offer be extended, and under what circumstances?

            Yes, we may elect to extend the offer from time to time if, at the initially scheduled expiration date of the offer, any of the conditions to the offer are not satisfied. See Section 1 - "Terms of the Offer."

o     How will I be notified if the offer is extended?

            If we extend the offer, we will inform Mellon Investor Services LLC, the depositary for the offer, of that fact. We will also make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the date on which the offer was scheduled to expire. See Section 1 - "Terms of the Offer."

o     What are the most significant conditions to the offer?

            We are not obligated to buy any shares of common stock if, among other things, any of the following events occur:

                  o The stock agreement referred to above is not in full force and effect, other than due to actions by IHC, Madison Investors or one of their affiliates.

                  o A suit, action or proceeding is instituted, pending or threatened, which would challenge or limit our ability to consummate the offer or which challenges the validity or enforceability of the stock agreement.

                  o Any statute, rule or regulation applicable to the offer is promulgated, enacted, enforced or issued which would limit our ability to consummate the offer.

                  o     The Company materially breaches the stock agreement.

                  o A general suspension of trading occurs on the Nasdaq National Market for three consecutive days.

                  o A banking moratorium or suspension of payments in respect of banks in the United States is declared.

            See "Introduction" and Section 13 - "Conditions of the Offer." The offer is not conditioned on our receiving financing or on any minimum number of shares of common stock being validly tendered and not withdrawn.

o     How do I tender my shares of common stock?

            If you wish to accept our offer, this is what you must do:

                  o If you are an owner of record, you should complete and sign the original or a copy of the accompanying BLUE letter of transmittal and mail or deliver it together with the certificates evidencing the tendered shares, and any other required documents, to Mellon Investor Services LLC, the depositary for the offer.

                  o If you hold your shares as a participant in The Depository Trust Company, you should tender your shares pursuant to the procedures for book-entry transfer.

                  o If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you should request your nominee to tender your shares on your behalf.

                  o If you wish to tender your shares and the certificates evidencing the shares are not immediately available, or you cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, you may tender your shares by following the procedures for guaranteed delivery.

            See Section 3 - "Procedures for Tendering Shares."

o     Until what time can I withdraw previously tendered shares of common stock?

            You can withdraw your shares at any time until the offer expires. See Section 1 - "Terms of the Offer" and Section 4 - "Withdrawal Rights."

o     How do I withdraw previously tendered shares of common stock?

            To withdraw shares of common stock, you must deliver a written or facsimile notice of withdrawal, or a copy of one, with the required information to Mellon Investor Services LLC, the depositary for the offer, while you still have the right to withdraw the shares. If you tendered your shares of common stock by giving instructions to a broker or nominee, you must instruct your broker or nominee to arrange for the withdrawal of your shares. See Section 4 - "Withdrawal Rights."

o When will I know how many of my shares of common stock were accepted for payment?

            If more than 1,000,000 shares are properly tendered, we will accept shares for payment on a prorated basis. Because of the difficulty of determining the number of shares of common stock properly tendered, we do not expect that we will be able to announce the final proration factor or commence payment for any shares of common stock purchased pursuant to the offer until approximately five business days after the end of the offering period. We will announce the preliminary results of any proration by press release as promptly as practicable after the time we accept shares of common stock for payment pursuant to the offer. You may obtain such preliminary information from the information agent and from your broker. See Section 2 - "Acceptance for Payment, Proration and Payment for Shares."

o What happens to the shares of common stock that are not accepted for purchase?

            If any tendered shares of common stock are not accepted for payment for any reason, certificates for such unpurchased shares of common stock will be returned, without expense, to the tendering stockholder, or any other person that the tendering stockholder specifies in the BLUE letter of transmittal. This includes any shares of common stock not accepted for payment as a result of proration. See Section 2 - "Acceptance for Payment, Proration and Payment for Shares."

            In any of these circumstances, returned certificates will represent shares of new common stock, that is common stock after giving effect to the Company's reverse stock split, as explained below.

o What is the effect on the offer of the Company's recently effected reverse stock split?

            On February 13, 2003, following approval of the Company's stockholders, the Company effected a one-for-three reverse stock split, in which each three shares of old common stock--that is, common stock outstanding prior to the reverse split--owned by a stockholder was exchanged for one share of new common stock--that is, shares outstanding after the reverse split. This offer is being made after giving effect to the reverse stock split. We are offering to acquire 1,000,000 shares of new common stock at $9.00 per share, which is the equivalent of 3,000,000 shares at $3.00 per share had we made the offer prior to the reverse split.

            Holders of record of shares of common stock are being asked by the Company to surrender to Mellon Investor Services LLC, as exchange agent, certificates representing shares of old common stock in exchange for certificates representing shares of new common stock. Stockholders of record who hold certificates representing shares of old common stock may surrender those certificates in the offer without having to exchange those certificates for certificates representing shares of new common stock. However, the purchase price paid to the holder in the offer will be the price for the equivalent number of shares of new common stock that the holder would have received upon surrender of the certificates for exchange.

            For example, if a holder surrenders in the offer a certificate representing 300 shares of old common stock and all of the shares are accepted for payment, the holder will receive $900, that is $9.00 for each of 100 shares of new common stock for which the certificate would have been exchanged as a result of the reverse stock split. If, however, only 200 shares are accepted for payment, the holder will receive cash from Madison Investors in the amount of $600, a certificate representing 33 shares of new common stock and cash from the Company in the amount of $3.00, in lieu of a fractional share of new common stock.

o Why has Madison Investors included in the materials accompanying this document a letter of transmittal for exchanging certificates representing shares of old common stock for certificates representing shares of new common stock?

            In order to save on mailing costs, the Company has asked us to include with the materials accompanying this document a transmittal form for exchanging certificates representing shares of old common stock. As an accommodation to the Company, we have included the GREEN transmittal form and the GREEN return envelope for this purpose. If you complete the GREEN transmittal form and send it to Mellon Investor Services LLC with your certificates, you will receive in exchange a certificate representing shares of new common stock.

            The GREEN transmittal form is to be used only for exchanging old certificates for new certificates in connection with the reverse split. It is not to be used for tendering shares in the offer. You should note in this regard that Mellon Investor Services LLC is serving both as the exchange agent in connection with the Company's reverse stock split and as depositary in connection with the offer. It is therefore important that you use the correct transmittal form, depending on whether you wish to participate in the offer
(BLUE) or only to exchange your certificates (GREEN). If you are a holder of record and surrender your certificate with the GREEN transmittal form, the shares represented by that certificate will not be regarded as having been tendered in the offer.

o     What does my board of directors think of the offer?

            The Company's board of directors has determined to remain neutral with respect to the offer and is not making a recommendation to stockholders whether to tender their shares, as stated in the Company's
Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this document.

            As stated in the Schedule 14D-9, the board of directors urges each stockholder to make his, her or its own decision as to the acceptability of the offer, including the adequacy of the offer price, in light of their own investment objectives, their views as to the Company's prospects and outlook and any other factors that such stockholder deems relevant to his, her or its investment decision. See the Schedule 14D-9 and, in this Offer to Purchase,
Section 8 - "Certain Information Concerning the Purchaser and IHC" and Section 11 - "Background and Purpose of the Offer; Certain Agreements; Plans for the Company."

o     Will the Company cease to be a public company as a result of the offer?

            No. After the offer, the Company will remain a public company whose common stock will continue to trade on the Nasdaq National Market. See Section 12 - "Effects of the Offer on the Market for the Shares" and Section 8 - "Certain Information Concerning the Purchaser and IHC."

o     If I decide not to tender, how will the offer affect my shares?

            We will purchase the number of shares of common stock that are tendered in the offer up to 1,000,000 shares. The purchase will reduce the number of shares of common stock that might otherwise trade publicly and may reduce the number of stockholders, which could adversely affect the liquidity and market value of the remaining shares of common stock held by the public. See the "Introduction" and Section 12 - "Effects of the Offer on the Market for the Shares."

o     What is the market value of my shares of common stock as of a recent date?

            On July 29, 2002, the last full trading day before we announced the execution of the stock agreement pursuant to which the offer is being made, the reported closing sales price of the Company's shares of common stock reported on the Nasdaq National Market was $5.49 per share. On February 14, 2003, the last full trading day prior to the date of this Offer to Purchase, the reported closing sales price of the shares of common stock was $7.37 per share. We suggest that you obtain a recent quotation for shares of common stock in deciding whether to tender your shares. See Section 6 - "Price Range of Shares; Dividends."

o     Who can I talk to if I have questions about the offer?

            If you have more questions about the offer, you should contact the information agent, Mellon Investor Services LLC, toll free at (888) 566-9477.

To the holders of common stock of American Independence Corp.:

                                  INTRODUCTION

            Madison Investors Corporation (the "Purchaser"), a Delaware corporation and an indirect, wholly-owned subsidiary of Independence Holding Company ("IHC"), a Delaware corporation and a publicly-traded company listed on the Nasdaq National Market, hereby offers to purchase up to 1,000,000 shares of common stock, par value $0.01 per share, of American Independence Corp. (the "Company"), a Delaware corporation. The offer is being made at a price of $9.00 per share of common stock, net to the seller in cash, without interest, and upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related BLUE letter of transmittal. The terms and conditions in these documents, as they may be amended and supplemented from time to time as a result of any extension or otherwise, together constitute the offer.

            The Purchaser is a holding company. IHC is a holding company engaged in the life and health insurance business. For information concerning the Purchaser and IHC, see Section 8 - "Certain Information Concerning the Purchaser and IHC."

            Tendering holders of shares of common stock whose shares are registered in their own names and who tender directly to Mellon Investor Services LLC, as depositary, will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the BLUE letter of transmittal, stock transfer taxes on the purchase of shares in the offer. Holders who hold their shares through a broker, dealer, commercial bank, trust company or other nominee should consult such nominee as to whether it charges any service fees in connection with the tender of shares of common stock into the offer on behalf of its clients. The Purchaser will pay all fees and expenses of Mellon Investor Services LLC, as depository and information agent, incurred in connection with the offer. See Section 15 - "Fees and Expenses."

            The offer is conditioned upon the satisfaction of certain terms and conditions described in Section 13 - "Conditions of the Offer."

            The Offer is being made pursuant to a stock agreement dated as of July 30, 2002 between the Company, IHC and the Purchaser, whereby IHC agreed to, or cause one of its affiliates to, commence a tender offer for at least 1,000,000 shares of common stock of the Company, subject to certain limitations, no later than February 18, 2003. See Section 11 - "Background and Purpose of the Offer; Certain Agreements; Plans for the Company" and Section 7 - "Certain Information Concerning the Company."

            The Company's board of directors has determined to remain neutral with respect to the offer and is not making a recommendation to stockholders whether to tender their shares, as stated in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this document. As stated in the Schedule 14D-9, the board of directors urges each stockholder to make his, her or its own decision as to the acceptability of the offer, including the adequacy of the offer price, in light of their own investment objectives, their views as to the Company's prospects and outlook and any other factors that such stockholder deems relevant to his, her or its investment decision. See the Schedule 14D-9 and, in this Offer to Purchase,
Section 8 - "Certain Information Concerning the Purchaser and IHC" and Section 11 - "Background and Purpose of the Offer; Certain Agreements; Plans for the Company."

            The Company has informed the Purchaser that, as of January 31, 2003, there were issued and outstanding--

                  o     8,394,567 shares of common stock,

                  o options representing in the aggregate the right to purchase 417,475 shares of common stock, and

                  o     warrants exercisable for 1,004 shares of common stock.

            Both the number of shares and the purchase price are stated after giving effect to a one-for-three reverse split of the common stock that became effective on February 13, 2003. Unless otherwise stated, all share numbers and per share prices for the Company's common stock are given in this document after giving effect to the reverse split, and all references to the Company's common stock are to the new common stock resulting from the reverse split.

            This Offer to Purchase and the BLUE letter of transmittal contain important information that should be read carefully before any decision is made with respect to the offer.

                                THE TENDER OFFER

Section 1. Terms of the Offer

            Upon the terms and subject to the conditions of the offer, the Purchaser will accept for payment and pay for up to 1,000,000 shares of common stock validly tendered and not withdrawn, in accordance with Section 4 - "Withdrawal Rights," prior to the expiration date of the offer. Expiration date means 5:00 p.m., New York City time, on April 22, 2003, unless and until the Purchaser has extended the period of time during which the offer is open. If the offer is extended, expiration date means the latest time and date at which the offer as extended expires. If more than 1,000,000 shares of common stock are validly tendered and not withdrawn prior to the expiration date, the Purchaser will purchase shares on a pro rata basis from all tendering holders, as explained below.

            The offer is not conditioned on the Purchaser's receiving financing or any minimum number of shares of common stock being tendered and not withdrawn. The offer is subject to the conditions set forth in Section 13 - "Conditions of the Offer," including the non-occurrence of certain events. If any of these conditions are not satisfied, the Purchaser expressly reserves the right to--

      o decline to purchase any of the shares of common stock tendered in the offer, terminate the offer and return all tendered shares of common stock to the tendering holders;

      o waive or amend any or all conditions to the offer and, to the extent permitted by applicable law and applicable rules and regulations of the Securities and Exchange Commission, purchase up to 1,000,000 shares of common stock validly tendered; or

      o extend the offer and, subject to the right of a tendering holder to withdraw its shares of common stock until the expiration date, retain the shares of common stock which have been tendered during the period or periods for which the offer is extended.

            Subject to the applicable rules and regulations of the SEC and to applicable law, the Purchaser expressly reserves the right, at any time and from time to time, to extend the period of time during which the offer is open by giving notice of such extension to the depositary and by making a public announcement thereof, not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any such extension, all shares of common stock previously tendered and not withdrawn will remain subject to the offer, subject to the rights of a tendering holder to withdraw its shares of common stock. See Section 4 - "Withdrawal Rights."

            Subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, and to applicable law, the Purchaser also expressly reserves the right, in its reasonable discretion, at any time and from time to time--

      o to delay acceptance for payment of, or, regardless of whether such shares of common stock were theretofore accepted for payment, payment for, any shares of common stock in order to comply in whole or in part with any other applicable law;

      o to terminate the offer and not accept for payment any shares of common stock if any of the conditions referred to in Section 13 - "Conditions of the Offer" are not satisfied; and

      o to waive any condition or otherwise amend the offer in any respect by giving oral or written notice of such delay, termination, waiver or amendment to the depositary and by making a public announcement.

            Any delay of acceptance for payment of, or payment for, shares of common stock will be effected in compliance with Rule 14e-1(c) under the Exchange Act. This rule requires the Purchaser to pay the consideration offered or return the shares of common stock tendered promptly after the termination or withdrawal of the offer. In addition, the Purchaser may not delay acceptance for payment of, or payment for, any shares of common stock upon the occurrence of any of the conditions specified in Section 13 - "Conditions of the Offer" without extending the period of time during which the offer is open.

            Any extension, delay, termination, waiver or amendment of the offer will be followed by a public announcement. In the case of an extension, the announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Rules 14d-4, 14d-6 and 14e-1 under the Exchange Act require that material changes be promptly disseminated to holders in a manner reasonably designed to inform them of such changes. Subject to these rules and other provisions of applicable law, and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

            If the Purchaser makes a material change in the terms of the offer or the information concerning the offer, or if it waives a material condition of the offer, the Purchaser will extend the offer to the extent required by Rules 14d-4, 14d-6 and 14e-1 under the Exchange Act. For a change in the offer price or a change in the number of shares of common stock sought, a minimum period of ten business days is generally required to allow for adequate dissemination to holders and investor response. The minimum period during which the offer must remain open following any other material change in the terms of the offer or information concerning the offer will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information.

            The Company has provided the Purchaser with the Company's stockholder lists and security position listings in respect of the shares of common stock for the purpose of disseminating this Offer to Purchase, the BLUE letter of transmittal and other relevant materials to holders. This Offer to Purchase, the BLUE letter of transmittal and other relevant materials will be mailed to holders of record of shares of common stock whose names appear on the Company's list of stockholders. They will also be furnished, for subsequent transmittal to beneficial owners of shares of common stock, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's list of stockholders or, where applicable, who are listed as participants in the security position listing of The Depository Trust Company ("DTC").

Section 2. Acceptance for Payment, Proration and Payment for Shares

            Upon the terms and subject to the conditions of the offer and applicable law, the Purchaser will purchase, by accepting for payment, and will pay for, up to 1,000,000 shares of common stock validly tendered prior to the expiration date and not properly withdrawn as promptly as practicable after the expiration date, if all of the conditions set forth in Section 13 - "Conditions of the Offer" have been satisfied or waived prior to the expiration date. If more than 1,000,000 shares of common stock are validly tendered and not withdrawn at the expiration date, the Purchaser will purchase shares on a pro rata basis from all tendering holders, as explained below. Subject to applicable rules of the SEC, the Purchaser expressly reserves the right, in its reasonable discretion, to delay acceptance for payment of, or payment for, shares of common stock in order to comply, in whole or in part, with any applicable law. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act, which obligates a bidder to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer.

            In the event that proration of tendered shares of common stock is required, the Purchaser will determine the appropriate proration factor as soon as practicable following the expiration date. Proration for each tendering holder will be based on the ratio of the number of shares of common stock the Purchaser is offering to purchase to the total number of shares of common stock properly tendered and not withdrawn by all holders. Adjustments will be made to avoid purchases of fractional shares. Because of the difficulty in determining the number of shares of common stock properly tendered and not withdrawn--including shares of common stock tendered by guaranteed delivery procedures as described in Section 3 - "Procedures for Tendering Shares"-- the Purchaser does not expect that it will be able to announce the final proration factor or commence payment for any shares of common stock purchased pursuant to the offer until approximately five business days after the expiration date. The preliminary results of any proration will be announced by press release as promptly as practicable after the expiration date. Holders may obtain such preliminary information from the information agent and from their brokers.

            In all cases, payment for shares of common stock purchased pursuant to the offer will be made only after timely receipt by the depositary of--

      o the certificates evidencing shares of common stock or timely confirmation of a book-entry transfer of such shares of common stock into the depositary's account at DTC, in each case pursuant to the procedures set forth in Section 3 - "Procedures for Tendering Shares";

      o an original or copy of the BLUE letter of transmittal, properly completed and duly executed with any required signature guarantees, or, in connection with a book-entry transfer, an agent's message; and

      o any other documents required to be included with the BLUE letter of transmittal under the terms and conditions of the offer.

An agent's message means a message, transmitted by DTC to the depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant in DTC tendering the shares that the participant has received and agrees to be bound by the terms of the BLUE letter of transmittal and that the Purchaser may enforce such agreement against such participant.

            For purposes of the offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, shares of common stock validly tendered and not properly withdrawn if, as and when the Purchaser gives oral or written notice to the depositary of the Purchaser's acceptance for payment of the shares pursuant to the offer. As noted, if more than 1,000,000 shares of common stock are validly tendered and not withdrawn prior to the expiration date of the offer, the Purchaser will accept shares of common stock for purchase on a pro rata basis. Upon the terms and subject to the conditions of the offer, payment for shares accepted pursuant to the offer will be made by deposit of the purchase price therefor with the depositary, which will act as agent for tendering holders for the purpose of receiving payments from the Purchaser and transmitting payments to the tendering holders whose shares have been accepted for payment. Under no circumstances will interest on the purchase price for shares of common stock be paid by the Purchaser, regardless of any delay in making such payment or extension of the expiration date.

            If any tendered shares are not accepted for payment for any reason pursuant to the offer, including by reason of proration, or if certificates are submitted evidencing more shares of common stock than are tendered, the shares not accepted for payment will be returned to the tendering holder. Certificates evidencing shares of common stock not purchased will be returned, without expense to the tendering holder. Returned certificates will represent shares of new common stock, even if a holder has delivered in the offer certificates representing shares of old common stock. If, on account of the one-for-three reverse split ratio, the holder would otherwise be entitled to receive a fraction of a share of new common stock, under arrangements that the Purchaser has made with the Company, the Company will make a payment to the holder in lieu of the fractional share. The amount of the payment will equal the fraction of a share multiplied by $9.00. Shares by book-entry transfer will be credited to the account maintained at DTC from which the shares were tendered. In any case, the shares will be returned as promptly as practicable following the expiration or termination of the offer.

            If during the pendency of the offer the Purchaser increases the offer price, the Purchaser will pay the increased price for all such shares purchased in the offer, whether or not the shares were tendered prior to the increase in the offer price.

            The Purchaser reserves the right to transfer or assign, in whole or in part, to any of its affiliates, the right to purchase all or any portion of the shares of common stock tendered pursuant to the offer, but any such assignment will not relieve the Purchaser of its obligations under the offer and will in no way prejudice the rights of tendering holders to receive payment for shares of common stock validly tendered and accepted for payment pursuant to the offer.

Section 3. Procedures for Tendering Shares

Valid Tender of Shares

            In order for shares of common stock to be validly tendered pursuant to the offer, a holder must, prior to the expiration date, comply with the delivery procedures described in this Offer to Purchase.

            o A holder that is an owner of record should complete and sign the original or a copy of the accompanying BLUE letter of transmittal and mail or deliver it together with the certificates evidencing the tendered shares, and any other required documents, to the depositary at one of the addresses set forth on the back cover. Stockholders of record who hold certificates representing shares of old common stock may surrender those certificates in the offer without having to exchange those certificates for certificates representing shares of new common stock. However, the purchase price paid to the holder in the offer will be the price for the equivalent number of shares of new common stock that the holder would have received upon surrender of the certificates for exchange.

            o A holder that is a participant in DTC should tender the shares pursuant to the procedures for book-entry transfer described below.

            o A holder that holds shares through a broker, dealer, commercial bank, trust company or other nominee should request the nominee to tender the shares on the holder's behalf.

            o A holder that wishes to tender shares and the certificates evidencing the shares are not immediately available, or the holder cannot comply with the procedures for book-entry transfer on a timely basis, must tender the shares by following the procedures for guaranteed delivery described below.

            The method of delivery of the shares of common stock, certificates, the BLUE letter of transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering holder and the delivery will be deemed made only when actually received by the depositary. In the case of book-entry transfer, this means the depositary's receipt of book-entry confirmation. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer

            The depositary will establish an account with respect to the shares of common stock at DTC for purposes of the offer. Any financial institution that is a participant in DTC's system may make book-entry delivery of shares of common stock by--

            o causing such securities to be transferred in accordance with DTC's procedures into the depositary's account;

            o either delivering an original or copy of the BLUE letter of transmittal, properly completed and duly executed, together with any required signature guarantees, to the depositary at one of its addresses set forth on the back cover of this Offer to Purchase or by transmitting to the depositary an agent's message in lieu of the BLUE letter of transmittal; and

            o     delivering any other required documents to the depositary,

in each case so that the items are received by the depositary prior to the expiration date of the offer, or, if that is not possible, the tendering holder must comply with the guaranteed delivery procedures described below.

            Delivery of the letter of transmittal and other required documents or instructions to DTC does not constitute delivery to the depositary.

            Tendering holders may be paid at different times depending upon when the certificates for the tendered shares or book-entry transfer of the shares to the account of the depositary are actually received by the depositary.

Signature Guarantee

            Other than in the circumstances described below, all signatures on the BLUE letter of transmittal must be guaranteed by an "eligible institution." An eligible institution is a financial institution that is a participant in the Securities Transfer Association Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program. Most brokerage firms, commercial banks and savings and loan associations qualify as eligible institutions.

            A signature guarantee is not required if shares are tendered--

      o by the registered holder of the shares, including a participant in DTC whose name appears on DTC's security position listing for the common stock, and the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the BLUE letter of transmittal has not been completed, or

      o     for the account of an eligible institution.

See Instruction 1 to the BLUE letter of transmittal.

            If a certificate is registered in the name of a person other than the signatory of the BLUE letter of transmittal, or if payment is to be made, or shares not accepted for payment or not tendered are to be returned to a person other than the registered holder, then the certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature on the certificate or stock powers guaranteed as described above. See Instructions 1, 5 and 7 to the BLUE letter of transmittal.

Guaranteed Delivery

            If a holder desires to tender shares pursuant to the offer and such holder's stock certificates are not immediately available or time will not permit all required documents to reach the depositary prior to the expiration date or the procedure for book-entry transfer cannot be completed on a timely basis, the shares may nevertheless be tendered if all the following conditions are satisfied:

      o     the tender is made by or through an eligible institution;

      o the depositary receives a properly completed and duly executed notice of guaranteed delivery, in the form provided by the Purchaser, prior to the expiration date; and

      o within three business days after the date of execution of the notice of guaranteed delivery, the depositary receives--

            o in the case of shares held in certificated form, certificates for the tendered shares in proper form for transfer with an original or copy of the BLUE letter of transmittal, properly completed and duly executed with any required signature guarantee, and

            o in the case of shares held in book-entry form, confirmation of book-entry transfer of the shares to the depositary's account at DTC, together with an agent's message or a properly completed and duly executed BLUE letter of transmittal, and any other documents required by the BLUE letter of transmittal.

            A notice of guaranteed delivery for certificated shares may be delivered to the depositary by hand, by facsimile transmission (for eligible institutions only) or by mail at the addresses specified on the back cover of this Offer to Purchase and must include a guarantee by an eligible institution in the form set forth in the notice of guaranteed delivery. In the case of shares through DTC, the notice of guaranteed delivery may also be delivered to the depositary by a participant by means of the confirmation system of DTC.

Determination of Validity

            All questions as to the validity, form, eligibility, time of receipt, and acceptance for payment of any tendered shares pursuant to any of the procedures described above will be determined by the Purchaser, in its sole discretion. The Purchaser reserves the absolute right to reject any or all tenders of shares that it determines are not in proper form or if the acceptance for payment of, or payment for, the shares may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the right, in its sole discretion, subject to the rules and regulations of the SEC, to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to shares of common stock of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders. No tender of shares will be deemed to be valid until all defects and irregularities have been cured or waived.

            The Purchaser's interpretation of the terms and conditions of the offer will be final and binding on all parties.

Appointment of Proxy

            By executing the BLUE letter of transmittal or delivering an agent's message, a tendering holder irrevocably appoints each designee of the Purchaser as attorney-in-fact and proxy of the holder, with full power of substitution, to vote the shares of common stock tendered and accepted for payment as each such attorney-in-fact and proxy, or any substitute, deems proper in its sole discretion. The attorney-in-fact and proxy will also be authorized to otherwise act, including by written consent, to the full extent of the holder's rights with respect to the tendered shares with respect to any vote or action occurring after the shares have been accepted for payment. All such proxies will be considered coupled with an interest in the tendered shares and irrevocable, and are granted in consideration of, and are effective upon, the acceptance for payment of the tendered shares in accordance with the terms of the offer. The acceptance of the shares for payment by the Purchaser will revoke, without further action, any other proxy or power of attorney granted by the holder at any time with respect to the shares, and no subsequent proxies or powers of attorney will be given, or, if given, will not be deemed effective, with respect to the shares.

            The designees of the Purchaser will be empowered to exercise all voting and other rights with respect to the shares as they in their sole discretion may deem proper at any annual, special, adjourned or postponed meeting of the Company's stockholders, by written consent or otherwise. The Purchaser reserves the right to require that, in order for shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of the shares, the Purchaser must be able to exercise all rights of the holder, including all voting rights, with respect to the shares. See Section 11 - "Background and Purpose of the Offer; Certain Agreements; Plans for the Company."

Backup Federal Income Tax Withholding and Substitute Form W-9

            Under the "backup withholding" provisions of federal income tax law, the depositary may be required to withhold 30% of the amount of any payments of cash pursuant to the offer. In order to avoid backup withholding, each tendering holder must, unless an exemption applies, provide the depositary with the holder's correct taxpayer identification number ("TIN") and certify, under penalties of perjury, that the TIN is correct and that such holder is not subject to backup withholding. If a holder does not provide its correct TIN or fails to provide these certifications, the Internal Revenue Service may impose a penalty and payment of cash to the holder pursuant to the offer may be subject to backup withholding of 30%. All tendering holders should complete and sign the substitute Form W-9 included in the BLUE letter of transmittal to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is established in a manner satisfactory to the depositary. Certain holders, including among others all corporations and certain foreign individuals and entities, are not subject to backup withholding. To avoid backup withholding, non-corporate foreign holders should complete and sign a Form W-8 BEN, Certificate of Foreign Status, a copy of which may be obtained from the depositary. See "Important Tax Information" in the BLUE letter of transmittal.

Tender Constitutes Agreement

            The Purchaser's acceptance for payment of the common stock tendered pursuant to the offer will constitute a binding agreement between the tendering holder and the Purchaser upon the terms and subject to the conditions of the offer.

Section 4. Withdrawal Rights

            Tenders of shares made pursuant to the offer may be withdrawn at any time prior to the expiration date, as it may be extended. Rule 14(e)-1(c) under the Exchange Act requires the Purchaser promptly after the expiration date to either accept the shares for payment or return the shares to the tendering holders. In addition, under the rules of the Exchange Act, shares that are not accepted for payment or returned after 60 days from the date of the original tender offer may be withdrawn after that date. The offer will expire on April 22, 2003, which is beyond this 60-day period. The tender becomes irrevocable upon the acceptance of the shares for payment.

            If the Purchaser extends the offer, is delayed in its acceptance for payment of shares or is unable to accept shares for payment pursuant to the offer for any reason, then, without prejudice to the Purchaser's rights under the offer, the depositary may on behalf of the Purchaser retain tendered shares. The rights of tendering holders to withdraw their shares in these circumstances are as set forth in the preceding paragraph.

            For a withdrawal of shares tendered in certificated form to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn, the name of the registered holder of the shares, if different from that of the person who tendered the shares, and the serial numbers on the certificates of the shares. The signatures on the notice of withdrawal must be guaranteed by an eligible institution, unless the shares were tendered for the account of an eligible institution. Shares tendered pursuant to the procedure for book-entry transfer may be withdrawn only by means of the withdrawal procedures made available by DTC, must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC's procedures on a timely basis.

            Withdrawals of tendered shares of common stock may not be rescinded without the Purchaser's consent, and any shares properly withdrawn will be deemed not validly tendered for purposes of the offer. All questions as to the form and validity, including time of receipt, of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the Purchaser, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

            Any shares of common stock properly withdrawn may be re-tendered at any time prior to the expiration date by following any of the procedures described in Section 3 - "Procedures for Tendering Shares."

Section 5. Certain United States Federal Income Tax Consequences

            The following summarizes the principal United States federal income tax consequences of the offer to holders. This discussion is based on current law, which is subject to change at any time, possibly with retroactive effect. This summary only applies to a holder who holds shares of common stock as a capital asset. Except as otherwise specifically noted herein, this discussion assumes that the holder in question is a United States person, which is defined as (i) a citizen or resident of the United States, (ii) a corporation or other entity treated as such for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a person otherwise subject to U.S. federal income taxation on a net income basis in respect of its interests or (v) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. The tax treatment of a partner of a partnership or other entity treated as such for U.S. federal income tax purposes that holds shares of common stock generally will depend on the status of the partner and the activities of the partnership. Such persons should consult their tax advisors. This summary does not address the tax consequences of the offer to special classes of holders, such as insurance companies, tax-exempt organizations, financial institutions, dealers in securities, non-United States persons, persons who acquired the shares of common stock pursuant to an exercise of employee stock options or rights or otherwise as compensation, persons who hold shares of common stock as part of a position in a "straddle" or as part of a "hedging" or "conversion" transaction for United States federal income tax purposes, and persons with a "functional currency" other than the United States dollar. Furthermore, this summary does not address the tax consequences of the offer under applicable state, local or foreign laws. Each holder should consult with his, her or its own tax advisor about the tax consequences of the offer in light of his, her or its particular circumstances, including the application of any state, local or foreign law.

            The receipt of cash in exchange for shares of common stock pursuant to the offer will be a fully taxable transaction for federal income tax purposes. A holder generally will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the sum of the amount of cash received in the offer and such holder's adjusted tax basis in his, her or its shares exchanged.

            The gain or loss recognized on the exchange of shares for cash will be capital gain or loss; such capital gain or loss will be a long-term capital gain or loss if the holder has held the stock for more than one year as of the date of exchange. There are certain limitations on the deductibility of capital losses.

            A holder may be subject, under certain circumstances, to backup withholding at a rate of 30% with respect to the cash received in exchange for shares of common stock in the offer, unless the holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts required to be withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's federal income tax liability if the required information is furnished to the IRS.

Section 6. Price Range of Shares; Dividends

            The shares are listed and traded on the Nasdaq National Market under the symbol "AMIC." The table below sets forth, for the periods indicated, the quarterly high and low sales prices of the shares of common stock on the Nasdaq National Market:

                                                              High          Low
                                                              ----          ---
       Year Ended September 30, 2001
           First Quarter                                    $19.32         $3.39
           Second Quarter                                     7.50          3.18
           Third Quarter                                      6.45          3.48
           Fourth Quarter                                     6.30          4.14

       Year Ended September 30, 2002
           First Quarter                                     $5.64         $3.87
           Second Quarter                                     6.66          5.13
           Third Quarter                                      6.87          5.40
           Fourth Quarter                                     7.65          5.16

       Transition Quarter Ended December 31, 2002            $8.25         $6.57

       Year Ended December 31, 2003
           First Quarter (through February 14, 2003)         $8.25         $6.60

            On November 15, 2002, the Company changed its fiscal year end to December 31 of each calendar year.

            On July 29, 2002, the last full trading day before we announced the execution of the stock agreement pursuant to which the offer is being made, the reported closing sales price of the Company's shares of common stock reported on the Nasdaq National Market was $5.49 per share. On February 14, 2003, the last full trading day prior to the date of this Offer to Purchase, the reported closing sales price of shares of common stock was $7.37 per share. Holders are urged to obtain current market quotations for the Company's shares.

            The Company has not paid any dividends with respect to its common stock at any time during the periods set forth above.

Section 7. Certain Information Concerning the Company

The Company

            Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or is based upon publicly available documents and records on file with the SEC and other public sources.

            On February 10, 2003, but effective as of January 1, 2003, the Company acquired 80% of the business of Voorhees Risk Management Inc., an employer medical stop-loss managing general underwriter (MGU), and an affiliated entity. The acquired MGUs together wrote more employer medical stop-loss business for Standard Security Life Insurance Company of New York, an affiliate of the Company, than any other MGU in 2002. The acquisition was accomplished by the formation of Voorhees Risk Management LLC ("Voorhees LLC") into which the acquired MGUs contributed all of their assets, and the Company contributed $16,000,000 cash for an 80% ownership interest. The Company's cash contribution was then distributed to the acquired MGUs together with the remaining 20% interest in Voorhees LLC, and Voorhees LLC assumed all of the liabilities of the acquired MGUs. The Company obtained the funds for its capital contribution from working capital. Under certain circumstances set forth in the limited liability company agreement of Voorhees LLC, the Company has the right and/or the obligation to purchase some or all the minority interests in Voorhees LLC.

            On July 30, 2002, the Company entered into a stock purchase agreement to acquire First Standard Holdings Corp., a Delaware corporation engaged together with its subsidiaries in the insurance and reinsurance business, from SSH Corp. and IHC for $31,920,000 in cash. At a special meeting on November 14, 2002, the Company's stockholders approved the stock purchase agreement and a change in the name of the Company to American Independence Corp. Following the meeting on November 14, 2002, the Company consummated the acquisition of First Standard Holdings, and First Standard Holdings changed its name to Independence American Holdings Corp. The transaction is more fully described in the Company's Definitive Proxy/Prospectus Statement filed with the SEC on September 30, 2002 in connection with the special meeting.

            Prior to its acquisition of Independence American Holdings, the Company was a holding company principally engaged in providing Internet services. Previously, the Company had wound down its Internet related businesses and, as a result of the acquisition, is now an insurance holding company.

            Following the acquisition of Independence American Holdings, the Company closed its offices in San Francisco, terminated all but two of its employees, and entered into a services agreement with IHC. Under this agreement, the Company's operations are directed by IHC's management and employees. The Company's principal executive offices are now located at the offices of IHC, 485 Madison Avenue, New York, New York 10022. The telephone number there is (212) 355-4141.

Certain Historical Financial Information

            Set forth below is summary consolidated financial information relating to the Company and its subsidiaries, after giving effect to a one-for-three reverse split of the common stock that became effective on February 13, 2003, which has been excerpted or derived from the financial statements contained in the Company's Transition Report on Form 10-Q for the transition period from October 1, 2002 to December 31, 2002 and in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2002. More comprehensive financial information is included in the transition report, the annual report and other documents filed by the Company with the SEC. The financial information that follows is qualified in its entirety by reference to the transition report, the annual report and the financial statements and related notes and other information that such reports contain and the other documents filed by the Company with the SEC. The transition report, the annual report and the other documents may be inspected at, and copies may be obtained from, the same places and in the manner set forth below under "Available Information."

                                                        Three months
                                                    ended December 31,
                                                        (Unaudited)                    Year Ended September 30,
                                                    -------------------   ---------------------------------------------------------
                                                      2002       2001        2002        2001      2000 (b)    1999 (c)     1998
                                                    --------   --------   ---------   ---------   ---------   ---------   ---------
                                                                       (In thousands, except per share data)
Summary Consolidated Statement of Operations Data (a):

Revenues .........................................  $  2,688   $    604   $   1,809   $   6,424   $  11,823   $   3,617   $     112
                                                    ========   ========   =========   =========   =========   =========   =========

Loss from continuing operations before income
   taxes .........................................    (5,576)    (1,262)     (8,830)    (24,518)     (7,607)    (18,088)     (3,004)

Net loss applicable to common shares .............  $ (7,052)  $ (2,780)  $ (14,756)  $ (57,647)  $(232,353)  $ (50,482)  $ (17,345)
                                                    ========   ========   =========   =========   =========   =========   =========

Basic and diluted loss per common share: .........  $  (0.84)  $  (0.33)  $   (1.76)  $   (6.91)  $  (29.64)  $  (12.27)  $   (7.04)
                                                    ========   ========   =========   =========   =========   =========   =========

Shares used to calculate basic and diluted loss
   per common share ..............................     8,395      8,390       8,393       8,341       7,839       4,114       2,464

Consolidated Balance Sheet Data (a):

Total assets .....................................  $ 80,005   $ 70,814   $  70,814   $  84,500   $ 190,809   $ 193,731   $  21,810
Long-term liabilities ............................        --         --          --          --       4,104      20,153       9,048
Redeemable convertible preferred stock ...........        --         --          --          --          --          --      18,187
Stockholders' equity (deficit) ...................    57,267     63,665      63,665      76,446     139,914     163,710      (6,171)

----------
(a) Reflects business center services, satellite-based Internet services, cable-based Internet services, document management and telecommunications segments as discontinued operations.
(b) Includes Aerzone Corporation as a discontinued operation since its formation on January 24, 2000, and Laptop Lane Limited as a discontinued operation since its acquisition on April 21, 2000.
(c) Includes Intelligent Communications, Inc. as a discontinued operation since its acquisition on February 9, 1999.

Available Information

            The Company is subject to the information and reporting requirements of the Exchange Act and is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the SEC. These reports, proxy statements and other information may be available for inspection at the SEC's public reference facilities located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such materials also can be obtained at prescribed rates. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. The SEC also makes electronic filings publicly available on the Internet. The SEC's Internet address is http://www.sec.gov. The Sec's website contains reports, proxy statements and other information regarding the Company that has been filed electronically with the SEC.

Section 8. Certain Information Concerning the Purchaser and IHC

            The Purchaser is a holding company. The address of the principal business and principal offices of the Purchaser is c/o Independence Holding Company, 96 Cummings Point Road, Stamford, Connecticut 06902 and the principal business telephone is (203) 358-8000. The officers and directors of the Purchaser and their principal occupations and business addresses are set forth on the attached Schedule I.

            The Purchaser is a wholly owned subsidiary of Madison National Life Insurance Company, Inc., a Wisconsin company engaged in life and health insurance. The address of the principal business and principal office of Madison National Life is 6120 University Avenue, Middleton, Wisconsin 53562 and the principal business telephone is (608) 238-2691. Madison National Life is a wholly owned subsidiary of Independence Financial Services Corp., a Delaware corporation and insurance holding company. Independence Financial Services is a wholly owned subsidiary of Independence Capital Corp., a Delaware corporation and insurance holding company. The address of the principal business and principal offices of each of Independence Financial Services and Independence Capital is c/o Independence Holding Company, 96 Cummings Point Road, Stamford, Connecticut 06902 and the principal business telephone is (203) 358-8000.

            Independence Capital is a wholly owned subsidiary of IHC, a Delaware corporation and a holding company engaged in the life and health insurance business. The address of the principal business and principal office of IHC is 96 Cummings Point Road, Stamford, Connecticut 06902 and the principal business telephone is (203) 358-8000. The officers and directors of IHC and their principal occupations and business addresses are set forth on the attached
Schedule II. IHC is subject to the information and reporting requirements of the Exchange Act and is required to file reports and other information with the SEC relating to its business, financial condition and other matters. These reports and other information may be obtained in the manner set forth in Section 7 - "Certain Information Concerning the Company-Available Information."

            Geneve Holdings, Inc., a financial services holding company, owns together with its subsidiaries 58% of the stock of IHC. The address of the principal business and principal office of Geneve Holdings is 96 Cummings Point Road, Stamford, Connecticut 06902 and the principal business telephone is (203) 358-8000. The officers and directors of Geneve Holdings and their principal occupations and business addresses are set forth on the attached Schedule III. Mr. Edward Netter, Chairman and President of Geneve Holdings may be deemed to be a controlling person of Geneve Holdings.

            To the best knowledge of the Purchaser, none of the foregoing entities or individuals has, within the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such person from future violations, or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

            Each natural person identified in this Section 8, including those individuals listed on Schedules I through III, is a citizen of the United States.

Section 9. Interest in the Securities of the Company and Other Relationships

            On July 30, 2002, IHC acquired the entire interest in the Company of Pacific Century Cyberworks Limited, consisting of 1,666,666 shares of common stock, at $9.00 per share for total cash consideration of $15,000,000. Following the purchase, two appointees of Pacific Century on the Company's board resigned, and Edward Netter, chairman of IHC, and Roy T. K. Thung, president and chief executive officer of IHC, were appointed to fill the resulting vacancies

            As of the date of this Offer to Purchase, the 1,666,666 shares owned by the Purchaser constituted approximately 19.9% of the outstanding shares. After the consummation of the offer, if all 1,000,000 shares of common stock are tendered and accepted for purchase, the Purchaser will own approximately 31.8% of the outstanding shares.

            The Purchaser is conducting this offer in accordance with its commitments under a stock agreement among IHC, the Purchaser and the Company. The terms of this agreement, including, among other things, the Purchaser's rights to representation on the Company's board of directors, are summarized in
Section 11 - "Background and Purpose of the Offer; Certain Agreements; Plans for the Company."

            Neither the Purchaser, nor, to the best knowledge of the Purchaser, any of the persons listed on the attached Schedules I through III nor any affiliate of the Purchaser, (i) beneficially owns or has a right to acquire any shares of common stock, except as set forth in this Section 9, or (ii) has engaged in any transactions in the common stock during the past 60 days except for the purchase of shares from Pacific Century as set forth in Section 11 - "Background and Purpose of the Offer; Certain Agreements; Plans for the Company." Except as set forth in Section 11 - "Background and Purpose of the Offer; Certain Agreements; Plans for the Company," there have been no negotiations, transactions or material contacts between the Purchaser, or, to the best knowledge of the Purchaser, any of the persons listed on the attached Schedules I through III, and the Company concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets.

Section 10. Source and Amount of Funds.

            The offer is not conditioned upon any financing arrangements. Assuming the offer is fully subscribed, the Purchaser will require $9,000,000.00 for payment of the offer price plus reasonable and customary fees and expenses of approximately $125,000. The Purchaser intends to finance the offer through capital investments in cash by IHC or its subsidiaries. IHC has sufficient resources to satisfy the Purchaser's obligations under the offer, and IHC has fully and unconditionally guaranteed the offer.

Section 11. Background and Purpose of the Offer; Certain Agreements; Plans for the Company

Background and Purpose of the Offer

            Until April 2002, the Company was as an Internet service provider. Due to difficult and deteriorating conditions in that market, the Company wound down this business. In December 2000, the Company's board of directors approved a plan to discontinue the operations of its subsidiary, ISP Channel, Inc., which had provided cable-based internet access and related services, and the operations of another subsidiary, Aerzone Corporation, which provided Internet and related services at airports. In April 2002, the Company ceased operations of its remaining operating subsidiary, Intelligent Communications, Inc. ("IntelliCom"), following the disposition of its key assets. In connection with the Company's exit from the Internet provider business, it undertook a process of consideration of strategic alternatives for the Company.

            In early April 2001, representatives of Pacific Century Cyberworks Limited, the Company's largest stockholder at the time with approximately 19.9% of the outstanding common stock, proposed to the Company's board of directors that the Company acquire an overseas entity controlled by Pacific Century. The board of the Company formed a special committee to analyze and consider this proposal. In May 2001, the special committee retained Bear Stearns to advise the special committee and the board regarding the proposed transaction with Pacific Century and other strategic alternatives. During the course of its engagement, Bear Stearns reviewed with the board of directors of the Company over 95 potential strategic partners and other strategic alternatives, including leveraged acquisitions. In July 2001, a representative from Bear Stearns visited senior IHC management for an introductory meeting on behalf of the Company.

            In August 2001, at a meeting of the Company's board of directors, the board authorized Bear Stearns to conduct a dialogue with IHC to determine the attractiveness and feasibility of an acquisition of part of IHC's business. On September 21, 2001, Ronald I. Simon, Edward A. Bennett, Robert C. Harris, Jr. and Jeffrey Bowden, each of whom was at the time a director of the Company, Roy
T. K. Thung, the president and chief executive officer of IHC, Edward Netter, chairman of the board of directors of IHC, and representatives of Bear Stearns met in New York City to discuss a possible strategic transaction. IHC provided a general acquisition proposal as well as preliminary due diligence information. The proposed transaction generally involved the Company's acquiring First Standard Holdings Corp., a subsidiary of IHC engaged together with its subsidiaries in the insurance and reinsurance business, from IHC in exchange for shares of the Company's common stock and a minority interest in another subsidiary of IHC for cash. Under the transaction initially proposed by IHC, IHC would have had the right to elect a majority of the Company's board of directors.

            Following the meeting between IHC and the Company, the Company's board of directors initially determined not to pursue a strategic transaction with IHC. Also, IHC had wanted Pacific Century to remain a stockholder of the Company following the transaction, but Pacific Century indicated that it would not support the proposed transaction.

            During the fall and winter of 2001 and early 2002, the Company and Bear Stearns continued the process of examining potential strategic partners and alternatives. In early November 2001, the special committee and Pacific Century determined that a transaction on mutually acceptable terms involving the acquisition of the Pacific Century affiliate by the Company was not feasible. The special committee was disbanded on November 20, 2001. The Company continued to explore its strategic alternatives, but by January 2002 had removed all transactions identified to the Company's board from consideration, other than a transaction with IHC.

            On January 30, 2002, Mr. Simon and Mr. Bennett spoke with Mr. Netter of IHC, and discussed issues involved in a possible transaction between IHC and the Company. On February 13, 2002, Mr. Simon and Mr. Netter met in San Diego to discuss a possible transaction. The discussion included valuation of the acquired businesses, preservation of the Company's net operating losses and control of the Company. In addition, Mr. Simon and Mr. Netter considered that in the context of any transaction IHC might need to enter into a separate arrangement to purchase the shares of the Company held by Pacific Century. Over the course of the next several weeks, Mr. Simon discussed his conversation with Mr. Netter with members of the Company's board of directors.

            On March 25, 2002, the Company's board of directors held a brief telephonic meeting at which both a transaction with IHC and the possible liquidation of the Company were discussed. On April 3, 2002, the board of directors discussed and approved the termination of the operations of IntelliCom, discussed a possible strategic transaction with IHC and considered as well a potential liquidation of the Company.

            On April 26, 2002, Messrs. Simon and Bennett met with Messrs. Netter and Thung and a representative of Bear Stearns in New York City and continued discussing a possible strategic transaction. The parties discussed the possible structure of a transaction between the Company and IHC, and issues related to the valuation of the businesses of IHC that would be acquired by the Company. At the meeting, IHC indicated that it would be willing to consider purchasing the common stock of the Company held by Pacific Century. IHC's willingness to consider purchasing these shares was conveyed by Mr. Simon to a representative of Pacific Century on April 26, 2002. From that point forward, while Mr. Bowden was occasionally apprised of the status of negotiations with IHC, Messrs. Bowden and Linus Cheung, the two Pacific Century representatives on the board of directors of the Company, did not participate in any negotiations with IHC or in the deliberations of the Company's board of directors concerning the possible transaction with IHC. These directors also indicated that they were willing to resign as members of the board of directors in connection with a transaction that involved the sale of Pacific Century's stock in the Company to IHC.

            On May 6, 2002, IHC provided to the Company a written indication of interest related to the sale by IHC to the Company of First Standard Security Insurance Company, which subsequent to the closing changed its name to Independence American Insurance Company ("IAIC"), IndependenceCare Holdings LLC, a managing general underwriter for the employer medical stop-loss, managed care and group life products of Standard Security Life and other unaffiliated carriers, and partial equity interests in two other MGUs. The letter proposed that the Company would acquire these assets for a cash purchase price of $35.6 million and that IHC would purchase the shares of the Company owned by Pacific Century.

            On May 23, 2002, the Company's board of directors held a meeting and determined to continue to discuss a possible strategic transaction with IHC. On June 3 and 4, 2002, Mr. David Kettig, Vice President--Legal and Secretary of IHC, Ms. Teresa Herbert, Vice President and Chief Financial Officer of IHC, and Mr. Thung, met in San Francisco with George Hernandez, acting Chief Operating Officer, Vice President--Finance and Secretary of the Company, Mr. Simon and other representatives of the Company, counsel to the Company, and Bear Stearns to discuss a possible strategic transaction with IHC and for the purposes of IHC's performing due diligence on the Company. Mr. Simon and Mr. Thung also discussed the terms of IHC's May 6 proposal, including matters related to the insurance business of First Standard Holdings. In a teleconference on June 10, 2002, Mr. Thung, Mr. Kettig, Ms. Herbert, Mr. Simon, Mr. Hernandez and a representative of Bear Stearns discussed the Company's business and issues surrounding the transaction. The discussion focused on potential value of the Company's remaining assets and potential exposure due to lawsuits and real estate leases.

            In June 2002, the Company retained an independent third party having familiarity with the insurance industry to assist the Company in conducting its due diligence of the business, assets and liabilities of the businesses proposed to be acquired and IHC's financial projections for these businesses. In teleconferences on June 12 and 13, 2002, Mr. Simon and Messrs. Thung and Kettig continued their discussion of a possible strategic transaction, including liabilities and assets of the Company and cash flows from the businesses proposed to be acquired.

            On June 14, 2002, IHC provided a draft term sheet for the transaction. Under the term sheet, IHC proposed that the Company purchase the following assets: a 100% interest in IAIC and IndependenceCare, a 51% interest in Risk Assessment Strategies, Inc. ("RAS"), and a 42% interest in a third managing general underwriter--for $35.6 million in cash. In addition, IAIC would enter into reinsurance treaties with Standard Security Life and Madison National Life, pursuant to which they would cede to IAIC at treaty renewals 15%, or in certain limited cases no less than 5%, of the gross premiums from their employer medical stop-loss programs through treaty years ended December 31, 2007. IHC would also purchase up to 7% of the Company's common stock in the open market. The term sheet also contemplated that IHC would acquire Pacific Century's 19.9% interest in the Company in a transaction to be negotiated between IHC and Pacific Century.

            On June 18, 2002, IHC made a proposal to Pacific Century to acquire all the shares of common stock of the Company owned by Pacific Century, for a purchase price of $7.95 per share, to be completed upon approval of the transactions by the Company's stockholders. Pacific Century and IHC subsequently agreed to a purchase of these shares at a price of $9.00 per share, unconditioned on prior approval by the Company's stockholders of the proposed transaction between the Company and IHC.

            During the remainder of June 2002, representatives of IHC and the Company negotiated the terms of a possible transaction. On June 28, 2002, IHC provided a revised proposal based on these negotiations. Under the revised proposal, a holding company, Independence American Holdings Corp., would own IAIC, IndependenceCare and RAS in their entirety, but would not own any interest in the third MGU, and IHC would contribute an additional $4 million in cash to Independence American Holdings. As a consequence, the proposed purchase price was reduced from $35.6 million to $33.7 million.

            During July 2002, representatives of the Company conducted due diligence investigations of IHC and its subsidiaries, and counsel and other representatives of the IHC and the Company negotiate a definitive stock purchase agreement. Concurrently, counsel and other representatives of IHC and Pacific Century negotiated the purchase by IHC of Pacific Century's shares of the Company's common stock.

            During the course of the Company's July 2002 diligence investigation of IHC, the Company's third-party insurance consultant formed a view that the projections provided to the Company by IHC were aggressive in several respects. On July 26, 2002, the Company's board of directors met by conference call to discuss this view, and later that day, representatives of the third party, IHC, the Company, Bear Stearns and the Company's counsel communicated on this issue as well. In a subsequent conversation that day, representatives of the Company requested that, in light of the concerns regarding the projections, IHC consider reducing the purchase price for Independence American Holdings, extending the period of time that reinsurance would be ceded to IAIC and tendering for the Company's shares following consummation of the Company's purchase of the proposed assets at the same price per share at which IHC was purchasing the stock from Pacific Century. In telephone calls on July 24 through July 26, the parties negotiated the final terms of the transaction, including the changes requested on account of the projections.

            On July 28 and 29, 2002, the Company's board of directors met to consider the final terms of the transaction. On July 29, after receiving the presentation and opinion on the transaction from Bear Stearns, the board of directors of the Company approved the stock purchase agreement and the transaction with IHC and recommended that the stockholders vote in favor of the agreement and the transaction.

            On July 30, 2002, the Purchaser acquired 1,666,666 shares of Company's common stock from a subsidiary of Pacific Century at a cash price of $9.00 per share. Also at this time, the Company, IHC and SSH Corp., a subsidiary of IHC, executed the stock purchase agreement; IHC, the Purchaser and the Company executed a stock agreement, described below; and the Purchaser and the Company entered into a registration rights agreement, also described below.

            In accordance with the terms of the stock agreement, Messrs. Netter and Thung were appointed to the Company's board of directors on July 30, 2002, following the resignation of the representatives of Pacific Century.

            At a special meeting on November 14, 2002, the Company's stockholders approved the stock purchase agreement and a change in the name of the Company to American Independence Corp. After the meeting, on November 14, the Company consummated the acquisition of Independence American Holdings.

            Following the acquisition of Independence American Holdings, the Company closed its offices in San Francisco, terminated all but two of its employees, and entered into a services agreement with IHC. Under this agreement, the Company's operations are directed by IHC's management and employees.

            Additional information regarding the background of the transaction can be found in the Company's proxy statement for the special meeting filed with the SEC under cover of a Schedule 14A on September 30, 2002.

Certain Agreements

            The Stock Agreement

            The following is a summary of the material terms of the stock agreement. The stock agreement is included as an exhibit to the Company's current report on Form 8-K filed with the SEC on July 31, 2002 and is incorporated as an exhibit to the Tender Offer Statement on Schedule TO filed by the Purchaser and IHC with the SEC in connection with the offer. These documents are available as described in Section 7 - "Certain Information Concerning the Company - Available Information." The Company's stockholders are urged to read the stock agreement in its entirety for a complete understanding of its terms.

            The Offer. The offer is being made pursuant to the terms of the stock agreement. In the stock agreement, IHC agreed to, or cause one of its affiliates to, commence no later than the later of February 18, 2003 and the date that is 30 days after the date of the closing of the transactions contemplated in the stock purchase agreement. The stock agreement specifies a purchase price in the offer of $9.00 per share for at least 1,000,000 shares of common stock.

            Board of Directors. As long as the Purchaser, together with its affiliates, owns a number of shares of common stock equal to or greater than the number of shares of common stock purchased from Pacific Century, the Purchaser is entitled to designate the following number of the Company's directors:

            Total Number of Directors               Number of Buyer Directors

                        5                                       2
                        6                                       2
                        7                                       2
                        8                                       3
                        9                                       3
                       10                                       4

            If the Company's board of directors consists of more than 10 directors, the Purchaser will be entitled to a number of directors equal to a number of directors in proportion to the shares of common stock owned by the Purchaser and its affiliates on a fully-converted basis, rounded down to the nearest whole number of directors. Once the Company issues an aggregate of 416,667 or more shares of common stock after the date of the stock agreement, the number of directors designated by the Purchaser may not exceed by more than one the percentage of the total number of directors equal to the ownership interest percentage in the outstanding common stock on a fully-converted basis of the Purchaser and its affiliates. In the event the Purchaser and its affiliates sell or otherwise dispose of their shares of common stock, then the Purchaser will be entitled to a number of directors that is equal to the lesser of two directors and a number of directors pro rata to the ownership of the outstanding shares of common stock of the Purchaser and its affiliates, rounded down to the nearest whole number of directors.

            Preemptive Rights. In connection with any issuance by the Company of shares of common stock, the Company must offer the Purchaser an opportunity to acquire a sufficient number of shares of common stock to maintain the Purchaser's then-existing percentage of ownership of the Company's issued and outstanding shares of common stock. The Purchaser's right to make the acquisition would be on terms and subject to the conditions generally applicable to the issuance, except as follows. In connection with a public offering of shares for cash, the Purchaser will be entitled to acquire shares at a price equal to the public offering price less the underwriter's commission or discount. In connection with any issuance by the Company of shares of in exchange for non-cash consideration or upon exercise of stock options with an exercise price of less than $9.00 per share, the Purchaser will be required to pay a per share purchase price equal to the greater of $9.00 and the fair market value of a share of common stock.

            Restrictions on Sale or Transfer of Shares. IHC, the Purchaser and their respective affiliates may not sell, pledge, encumber or otherwise transfer, or agree to sell, pledge, encumber or otherwise transfer, directly or indirectly, any shares of common stock for a period of six months after the closing under the stock purchase agreement, except with the prior consent of the Company.

            Restrictions on Purchase of Common Stock. IHC, the Purchaser and their respective affiliates may not purchase any additional shares of common stock without the Company's consent. However, no consent will be required after the consummation of the offer if, following the acquisition, the Purchaser is the beneficial owner of no more than 40% of the outstanding shares of common stock. IHC and the Purchaser have agreed not to, and to cause their affiliates not to, make a formal proposal to acquire control of the Company unless invited to do so by the board of directors. The directors designated by the Purchaser will not be eligible to deliberate or vote upon any proposal in this regard.

            Tender Offer. IHC is required to, or cause one of its affiliates to, commence a cash tender offer for shares of the Company's common stock no later than the later of February 18, 2003 and 30 days after the closing under the stock purchase agreement. The stock agreement provides for a purchase price in the offer of $9.00 per share, requires the offer to be open at least 30 business days, and fixes the number of shares of common stock for which the offer is made at the lesser of 1,000,000 shares and a number of shares designed to insure that the offer would not result in the imposition of limitations on the use of the Company's carryforwards of net operating losses. The offer made under this Offer to Purchase is designed to conform to these provisions.

            In addition, the Purchaser and IHC have agreed not to take, and to cause their affiliates not to take, any action, including the acquisition of additional shares that could result in the imposition of limitations on the use, for federal, state or city income tax purposes, of the Company's carryforwards of net operating losses, federal income tax credits or similar tax benefits.

            Change of Control. In connection with any transaction involving the merger of the Company with or into another entity or any acquisition of 50% or more of the outstanding common stock by any other person or any other transaction that effects a change in control of the Company, in each case at a per share price higher than $30.00, IHC and the Purchaser will cause any shares of common stock owned by them or their respective affiliates to be voted in the same proportion as the stockholders, other than IHC, the Purchaser or any affiliate of IHC, the Purchaser or the Company, who individually hold less than 5% of the outstanding common stock.

            Buyer Voting. Until the fifth anniversary of the closing of the transactions contemplated in the stock purchase agreement, IHC and the Purchaser each agrees that it will not solicit, encourage or recommend to other stockholders of the Company that they vote their shares of common stock in favor of any nominee or nominees for director other than those duly proposed and nominated in accordance with the stock agreement.

            Registration Rights Agreement

            The following is a summary of the material terms of the registration rights agreement. The registration rights agreement is included as an exhibit to the Company's July 31, 2002 current report on Form 8-K and is incorporated as an exhibit to the Tender Offer Statement on Schedule TO filed by the Purchaser and IHC with the SEC in connection with the offer. These documents are available as described in Section 7 - "Certain Information Concerning the Company - Available Information." The Company's stockholders are urged to read the registration rights agreement in its entirety for a complete understanding of its terms.

            Pursuant to the registration rights agreement, the Purchaser can make three demands that the Company register shares held by the Purchaser. Each demand must have a fair market value of at least $10,000,000, subject to limitations. The registration rights agreement provides that the Company may replace one of the Purchaser's demand rights by allowing the Purchaser the right to sell under a shelf registration. There are customary limitations on the Purchaser's demand rights to allow the Company to conduct primary registrations and to prevent unreasonable disruption to the public trading market for the Company stock.

            The registration rights agreement provides that the Purchaser may piggy-back on offerings by the Company of its stock on its or another person's behalf. The Purchaser will have an unlimited right to such piggy-back registrations but will be subject to customary limitations, including underwriter cut-backs.

            The registration rights agreement provides that the Company will use reasonable efforts to effect requested registrations. The Company and the Purchaser will each pay 50% of expenses related to registrations demanded by the Purchaser, and the Purchaser will pay any expenses attributable to it when it piggy-backs on another registration. Under the registration rights agreement, each the Company and the Purchaser will indemnify the other for losses of the other arising out any untrue or false statement furnished by it for inclusion in the applicable registration statement or the related prospectus.

            Services Agreement

            On November 15, 2002, the Company and IHC entered into a services agreement pursuant to which IHC agreed to render to the Company certain management and administrative services, and the Company agreed to pay IHC for the services provided by the individuals and at the hourly rates set forth in the agreement. The initial term of the agreement is through December 31, 2003; provided that it will automatically extend thereafter on a month by month basis unless terminated by either party.

Plans for the Company

            As of the date of this Offer to Purchase, except as set forth in this Section 11, neither the Purchaser, nor, to the best knowledge of the Purchaser, any of the persons or entities listed on the attached Schedules I through III, nor any of their respective affiliates, has any plans or proposals with respect to the Company that relate or would result in:

                  (i) any extraordinary transaction, such as a merger,
            reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (iii) any material change in the present dividend rate or
            policy, or indebtedness or capitalization of the Company;

                  (iv) any change in the present board of directors or
            management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board of directors or to change any material term of the employment contract of any executive officer;

                  (v) any other material change in the Company's corporate
            structure or business;

                  (vi) any class of equity securities of the Company to be
            delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association; or

                  (vii) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

            The Purchaser and its affiliates reserve the right to change their plans and intentions at any time, as they deem appropriate.

Section 12. Effects of the Offer on the Market for the Shares

            The purchase of any shares of common stock by the Purchaser pursuant to the offer will reduce the number of shares of common stock that might otherwise trade publicly and may reduce the number of holders, which could adversely affect the liquidity and market value of the remaining shares of common stock held by the public. The Purchaser expects the common stock to continue to be registered under the Exchange Act and traded on the Nasdaq National Market after completion of the offer.

Section 13. Conditions of the Offer

            The Purchaser may terminate, amend or extend the offer or postpone the acceptance for payment for shares (i) if the stock agreement ceases to be not in full force and effect, other than due to actions by the Purchaser, IHC or their affiliates, or (ii) if at any time prior to the expiration of the offer, any of the following events will occur:

      o there is instituted or pending or threatened by or before any governmental entity any suit, action or proceeding that--

            o seeks to impose material limitations on the ability of the Purchaser to pay for or purchase some or all of the shares of common stock tendered pursuant to the offer, or seeks to obtain from the Purchaser, or renders the Purchaser unable to accept for payment, pay for or purchase some or all of the shares of common stock tendered pursuant to the offer;

            o seeks to restrain or prohibit the making or consummation of the offer or the performance of any of the transactions contemplated by the stock agreement;

            o challenges the acquisition by the Purchaser of any shares of common stock tendered pursuant to the offer; or

            o challenges the validity or enforceability of the stock agreement; or

      o there is any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted or issued by any governmental entity applicable to the offer which is reasonably likely to result, directly or indirectly, in any of the consequences referred to in the preceding clauses; or

      o     the Company and the Purchaser agree to the termination of the offer;
            or

      o the Company is in material breach of its obligations under the stock agreement; or

      o there has occurred any general suspension of trading in securities on Nasdaq National Market which suspension or limitation continues for at least three consecutive trading days, or a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory).

that, in the reasonable judgment of the Purchaser, regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the offer or with such acceptance for payment, purchase of, or payment for the shares of common stock.

            These conditions are for the sole benefit of the Purchaser and may be waived by the Purchaser, in whole or in part, at any time and from time to time prior to the expiration of the offer in its reasonable discretion. The failure by the Purchaser at any time to exercise any of its rights will not be deemed a waiver of any right, and each right will be deemed an ongoing right that may be asserted at any time and from time to time.

Section 14. Certain Legal Matters; Regulatory Approvals

Legal Matters

            General. Except as otherwise disclosed in this document, the Purchaser is not aware of

      o any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of shares of common stock by the Purchaser pursuant to the offer or otherwise, or

      o any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of shares of common stock by the Purchaser pursuant to the offer, other than as described below under "Regulatory Approvals."

Should any such approval or other action be required, the Purchaser currently contemplates that it would seek the approval or take the action. If an approval or other action were required, there can be no assurance that it would be obtained or that it would be obtained without substantial conditions. Also, in the event that any the approval or action were not obtained or taken, there can be no assurance that this would not result in adverse consequences to the business of the Company or the Purchaser or that certain parts of the businesses of the Company or the Purchaser would not have to be disposed of. A requirement that the Purchaser receive any approval or take any other action referred to in this paragraph could result in the conditions to the offer set forth in Section 13 - "Conditions of the Offer" not being satisfied, and as a consequence, the Purchaser could extend or terminate the offer or delay acceptance of, or not accept, shares for payment in the offer.

            State Takeover Laws. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the Delaware General Corporation Law prevents an "interested stockholder" from engaging in a "business combination" with a Delaware corporation for a period of three years following the date such person became an interested stockholder, unless the board of the corporation approves in advance the transaction in which a stockholder becomes an interested stockholder. An interested stockholder includes a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock. The board of directors of the Company approved the Purchaser's acquisition of shares from Pacific Century, so that
Section 203 should not apply to the Purchaser.

            A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. The Purchaser does not believe that any state takeover statutes apply to the offer. The Purchaser has not currently complied with any state takeover statute or regulation. The Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the offer, and nothing in this Offer to Purchase or any action taken in connection with the offer is intended as a waiver of such right. In the event it is asserted that one or more state takeover laws is applicable to the offer, and an appropriate court does not determine that it is inapplicable or invalid as applied to the offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities.

            In addition, if enjoined, the Purchaser might be unable to accept for payment any shares of common stock tendered pursuant to the offer or be delayed in continuing or consummating the offer. In such case, the Purchaser may not be obligated to accept for payment any shares of common stock tendered. See
Section 13 - "Conditions of the Offer."

            Appraisal Rights. No appraisal rights are available under the Delaware General Corporate Law in connection with the offer.

Regulatory Approvals

            Antitrust. If certain conditions are satisfied, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and applicable regulations require an acquiring person in a tender offer to file with the Federal Trade Commission and Antitrust Division of the Justice Department and await the expiration or termination of a waiting period before consummating the offer. This offer does not satisfy the conditions that would require compliance with the HSR Act.

Legal Proceedings

            The Company, IHC and their respective subsidiaries are involved in a variety of legal proceedings, none of which are expected to have any effect on the offer or the ability of the Purchaser to consummate the offer.

Section 15. Fees and Expenses

            The Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares of common stock pursuant to the offer, except as described in this section.

            The Purchaser has retained Mellon Investor Services LLC to act as the depositary and the information agent for the offer. Mellon Investor Services will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the United States federal securities laws.

            Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering material to their customers.

Section 16. Miscellaneous

            The Purchaser is not aware of any jurisdiction where the making of the offer is prohibited by any administrative or judicial action pursuant to any valid state statute. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders in any jurisdiction in which the making of the offer or the acceptance of shares of common stock would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

            No person has been authorized to give any information or make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the BLUE letter of transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

            The Purchaser has filed with the SEC the Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Section 14(d)(1) of the Exchange Act and Rule 14d-3 promulgated thereunder, furnishing certain additional information with respect to the offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 7 - "Certain Information Concerning the Company - Available Information."

                                          MADISON INVESTORS CORPORATION

February 18, 2003

                                   SCHEDULE I

             Directors and Officers of Madison Investors Corporation

Name and Position                            Principal Occupation                              Principal Business Address
-----------------                            --------------------                              --------------------------
Roy T. K. Thung                              Chief Executive Officer and President of          96 Cummings Point Road
President, Chief Operating Officer and       Independence Holding Company and American         Stamford, CT 06902
Director                                     Independence Corp.

Teresa A. Herbert                            Vice President and                                96 Cummings Point Road
Vice President and                           Chief Financial Officer of                        Stamford, CT 06902
Chief Financial Officer                      Independence Holding Company and American
                                             Independence Corp.

Brian R. Schlier                             Vice President - Taxation                         96 Cummings Point Road
Vice President - Taxation                    of Independence Holding Company and American      Stamford, CT 06902
                                             Independence Corp.

David T. Kettig                              Vice President - Legal and Secretary of           485 Madison Avenue
Secretary and Director                       Independence Holding Company and Vice             New York, NY 10022
                                             President, Chief Operating Officer and
                                             Secretary of American Independence Corp.

Edward Netter                                Chairman of Independence Holding Company          96 Cummings Point Road
Director                                                                                       Stamford, CT 06902

                                   SCHEDULE II

             Directors and Officers of Independence Holding Company

Name and Position                            Principal Occupation                              Principal Business Address
-----------------                            --------------------                              --------------------------
Edward Netter                                Chairman of Independence Holding Company          96 Cummings Point Road
Chairman and Director                                                                          Stamford, CT 06902

Steven B. Lapin                              Vice Chairman of Independence Holding Company     96 Cummings Point Road
Vice Chairman and Director                                                                     Stamford, CT 06902

Roy T. K. Thung                              Chief Executive Officer and President of          96 Cummings Point Road
Chief Executive Officer, President and       Independence Holding Company and American         Stamford, CT 06902
Director                                     Independence Corp.

Teresa A. Herbert                            Vice President and Chief Financial Officer of     96 Cummings Point Road
Vice President and Chief Financial Officer   Independence Holding Company and American         Stamford, CT 06902
                                             Independence Corp.

Roy L. Standfest                             Vice President - Investments and Chief            96 Cummings Point Road
Vice President - Investments and Chief       Investment Officer of Independence Holding        Stamford, CT 06902
Investment Officer                           Company and American Independence Corp.

Alex Giordano                                Vice President and Chief Marketing Officer of     485 Madison Avenue
Vice President and Chief Marketing Officer   Independence Holding Company                      New York, NY 10022

C. Winfield Swarr                            Vice President and Chief Underwriting Officer     485 Madison Avenue
Vice President and Chief Underwriting        of Independence Holding Company                   New York, NY 10022
Officer

Brian R. Schlier                             Vice President - Taxation of Independence         96 Cummings Point Road
Vice President - Taxation                    Holding Company and American Independence Corp.   Stamford, CT 06902

David T. Kettig                              Vice President - Legal of Independence Holding    485 Madison Avenue
Vice President - Legal and Secretary         Company and Vice President, Chief Operating       New York, NY 10022
                                             Officer and Secretary of American Independence
                                             Corp.

              Non-Officer Directors of Independence Holding Company

Name and Position                            Principal Occupation                    Principal Business Address
-----------------                            --------------------                    --------------------------
Larry R. Graber                              President of Madison National Life      3508 Far West Boulevard
Director                                     Insurance Company, Inc.                 Suite 140
                                                                                     Austin, TX 78731

Harold E. Johnson                            Retired                                 c/o Independence Holding Company
Director                                                                             96 Cummings Point Road
                                                                                     Stamford, CT 06902

Allan C. Kirkman                             Executive Vice President of Mellon      Mellon Bank, N.A.
Director                                     Bank                                    One Mellon Bank Center
                                                                                     Suite 5325
                                                                                     Pittsburgh PA 15258

Robert Ross, Jr.                             Chairman of GRO Corporation             The Ross Capital Corp.
Director                                                                             GRO Corporation
                                                                                     300 Weslayan
                                                                                     Suite 390
                                                                                     Houston, TX 77027

Edward J. Scheider                           Retired                                 c/o Independence Holding Company
Director                                                                             96 Cummings Point Road
                                                                                     Stamford, CT 06902

James G. Tatum                               Registered Investment Advisor           600 University Park Place
Director                                                                             Suite 300
                                                                                     Homewood, AL 35209

                                  SCHEDULE III

                 Directors and Officers of Geneve Holdings, Inc.

Name and Position                            Principal Occupation                             Principal Business Address
-----------------                            --------------------                             --------------------------
Edward Netter                                Chairman of Independence Holding Company         96 Cummings Point Road
Chairman, President and Director                                                              Stamford, CT 06902

Steven B. Lapin                              Vice Chairman of Independence Holding Company    96 Cummings Point Road
Vice President                                                                                Stamford, CT 06902

Roy T.K. Thung                               Chief Executive Officer and President of         96 Cummings Point Road
Vice President and Treasurer                 Independence Holding Company and American        Stamford, CT 06902
                                             Independence Corp.

Brian R. Schlier                             Vice President - Taxation of Independence        96 Cummings Point Road
Vice President - Taxation                    Holding Company and American Independence Corp.  Stamford, CT 06902

H. William Smith                             Vice President and Secretary of The Aristotle    96 Cummings Point Road
Secretary                                    Corporation                                      Stamford, CT 06902

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

            Facsimile copies of the BLUE letter of transmittal, properly completed and duly signed, will be accepted. The BLUE letter of transmittal, certificates for shares of common stock and any other required documents should be sent or delivered by each stockholder of American Independence Corp. or the stockholder's broker, dealer, commercial bank, trust company or other nominee to the depositary, at one of the addresses set forth below:

                        The depositary for the offer is:

                          Mellon Investor Services LLC

          By Mail:                     By Overnight Courier:                         By Hand:

Mellon Investor Services LLC        Mellon Investor Services LLC           Mellon Investor Services LLC
Attn:  Reorganization Dept.         Attn:  Reorganization Dept.            Attn:  Reorganization Dept.
P.O. Box 3301                       85 Challenger Road                     120 Broadway, 13th Floor
South Hackensack, NJ 07606          Mail Drop-Reorg                        New York, NY 10271
                                    Ridgefield Park, NJ 07660

            Facsimile Transmission (for eligible institutions only):
                                 (201) 296-4293

                 Confirm receipt of facsimile by telephone only:
                                 (201) 296-4860

            Questions or requests for assistance or additional copies of this Offer to Purchase, the BLUE letter of transmittal and the notice of guaranteed delivery may be directed to the information agent at the location and telephone numbers set forth below. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the offer.

                     The information agent for the offer is:

                          Mellon Investor Services LLC

                            44 Wall Street, 7th Floor
                               New York, NY 10005

                             Please Call Toll-Free:

                                 (888) 566-9477